RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario

L4W 5G5

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON MARCH 30, 2011

NOTICE  IS  HEREBY  GIVEN  that  the  annual  general  and  special  meeting  (the  “Meeting”)  of the  shareholders  of  RTN  Stealth  Software  Inc.  (the  “Corporation”)  will  be  held  at  the  offices  of

FASKEN  MARTINEAU  DUMOULIN LLP,  LOCATED  AT  333 BAY  STREET,  24TH FLOOR,

TORONTO,   ON,   M5H 2T6   ON   WEDNESDAY,   MARCH 30, 2011   AT   THE   HOUR   OF

4:00 P.M. (TORONTO TIME), for the following purposes:

1.

To  receive  and  consider  the  financial  statements  of  the  Corporation  for  the  fiscal  year ended December 31, 2010;

2.

To  fix  the  number  of  directors  on  the  board  of  directors  of  the  Corporation  (the  “Board of Directors”) at nine (9) and to elect directors for the ensuing year;

3.

To  appoint  auditors  for  the  ensuing  year  and  to  authorize  the  directors  to  fix  their remuneration;

4.

To  ratify  the  Board  of  Directors’  decision  to  convert  the  special  convertible  Class  B preferred  shares  (Series  1)  into  common  shares  and  simplify  the  capital  structure  of  the

Corporation into one class of common shares and one class of preferred shares;

5.

To  ratify  the  Board  of  Directors’  decision  to  continue  the  Corporation  from  British

Columbia  into  Ontario  under  the  name  Quantitative  Alpha  Trading  Inc.,  to  authorize  the filing of articles of continuance and adopt a new general by-law;

6.

To  ratify  the  Board  of  Directors’  decision  to  adopt  a  long-term  incentive  stock  option plan; and

7.

To transact such other business as may properly be brought before the Meeting.

The  enclosed  Information  Circular  accompanying  this  Notice  of  Meeting  should  be consulted for further details on the matters to be acted upon.

DATED as of the 28th day of February, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Boulter”

Michael Boulter, President, Chief Operating Officer and

Interim Chief Executive Officer

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IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on February

24, 2011 are entitled to notice of the Meeting and only those holders of the common shares of the

Corporation  of  record  at  the  close  of  business  on  February  24, 2011,  or  who  subsequently

become   shareholders   and   comply   with   the   provisions   of   the   Business   Corporations   Act

(British Columbia) (“BCBCA”), are entitled to vote at the Meeting. If you are unable to attend in person,  kindly  fill  in,  sign  and  return  the  enclosed  proxy  in  the  envelope  provided  for  that purpose.

Proxies,  to  be  valid,  must  be  deposited  at  the  office  of  the  registrar  and  transfer  agent  of  the

Corporation,   Computershare   Trust   Company   of   Canada,   2nd   Floor,   510 Burrard   Street,

Vancouver,  British Columbia,  V6C 3B9  (Facsimile:  (604)  689-8144)  not  less  than  48 hours,

excluding  Saturdays,  Sundays  and  statutory  holidays,  preceding  the  Meeting  or  any  adjournment of the Meeting.

DM_TOR/286344-00002/4367671.4C

RTN STEALTH SOFTWARE INC.

212 King Street West, Suite 203

Toronto, Ontario

M5H 1K5

INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

THIS  INFORMATION  CIRCULAR  IS  FURNISHED  IN  CONNECTION  WITH

THE  SOLICITATION  OF  PROXIES  BY  THE  MANAGEMENT  OF  RTN  STEALTH

SOFTWARE INC.  (THE  “CORPORATION”)  FOR  USE  AT  THE  ANNUAL  GENERAL

AND   SPECIAL   MEETING   OF   SHAREHOLDERS   OF   THE   CORPORATION   (THE

“MEETING”)    TO    BE    HELD    AT    THE    OFFICE    OF    FASKEN    MARTINEAU

DUMOULIN LLP,   LOCATED   AT   333 BAY   STREET,   BAY   ADELAIDE   CENTRE,

24TH FLOOR,  TORONTO,  ONTARIO,  M5H 2T6  ON  WEDNESDAY,  MARCH  30, 2011

AT  THE  HOUR  OF  4:00 P.M.  (TORONTO  TIME),  AND  AT  ANY  ADJOURNMENT

THEREOF  FOR  THE  PURPOSES  SET  OUT  IN  THE  ACCOMPANYING  NOTICE  OF

MEETING.  Although  it  is  expected  that  the  solicitation  of  proxies  will  be  primarily  by  mail,

proxies   may   also   be   solicited   personally   or   by   telephone   by   directors   or   officers   of   the

Corporation.  Pursuant  to  National  Instrument 54-101  Communication  with  Beneficial  Owners  of

Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses  and  other  financial  intermediaries  to  forward  proxy  solicitation  material  to  the  beneficial owners  of  the  common  shares  of  the  Corporation  (“Common  Shares”).  The  cost  of  any  such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All  Common  Shares  represented  at  the  Meeting  by  properly  executed  proxies  will  be voted  or  withheld  from  voting  and  where  a  choice  with  respect  to  any  matter  to  be  acted  upon has been specified in the instrument of proxy, the  Common  Shares  represented  by  the  proxy  will be  voted  or  withheld  from  voting  in  accordance  with  such  specifications.  IN  THE  ABSENCE

OF  ANY  SUCH  SPECIFICATIONS,  THE  MANAGEMENT  DESIGNEES  WILL  VOTE

IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

THE   ENCLOSED   INSTRUMENT   OF   PROXY   CONFERS   DISCRETIONARY

AUTHORITY   UPON   THE   MANAGEMENT   DESIGNEES,   OR   OTHER   PERSONS

NAMED  AS  PROXY,  WITH  RESPECT  TO  AMENDMENTS  TO  OR  VARIATIONS  OF

MATTERS   IDENTIFIED   IN   THE   NOTICE   OF   MEETING   AND   ANY   OTHER

MATTERS  WHICH  MAY  PROPERLY  COME  BEFORE  THE  MEETING.  AT  THE

DATE  OF  THIS  INFORMATION  CIRCULAR,  THE  CORPORATION  IS  NOT  AWARE

OF  ANY  AMENDMENTS  TO,  OR  VARIATIONS  OF,  OR  OTHER  MATTERS  WHICH

MAY  COME  BEFORE  THE  MEETING.  IN  THE  EVENT  THAT  OTHER  MATTERS

COME  BEFORE  THE  MEETING,  THEN  THE  MANAGEMENT  DESIGNEES  INTEND

TO  VOTE  IN  ACCORDANCE  WITH  THE  JUDGMENT  OF  THE  MANAGEMENT

DESIGNEES.

DM_TOR/286344-00002/4367671.4C

Proxies,  to  be  valid,  must  be  deposited  at  the  office  of  the  Registrar  and  Transfer  Agent of  the  Corporation,  Computershare  Trust  Company  of  Canada,  2nd  Floor,  510 Burrard  Street,

Vancouver,  British  Columbia,  V6C 3B9,  not  less  than  48 hours,  excluding  Saturdays,  Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

APPOINTMENT OF PROXY

A   SHAREHOLDER   HAS   THE   RIGHT   TO   DESIGNATE   A   PERSON   OR

COMPANY  (WHO  NEED  NOT  BE  A  SHAREHOLDER  OF  THE  CORPORATION),  TO

ATTEND   AND   ACT   AND   ON   BEHALF   OF   SUCH   SHAREHOLDER   AT   THE

MEETING   OR   ANY   ADJOURNMENT   THEREOF.   Such   right   may   be   exercised   by

inserting  in  the  blank  space  provided,  the  name  of  the  person  or  company  to  be  designated  and striking  out  therefrom,  the  names  of  the  management  designees  or  by  completing  another  proper instrument  of  proxy  and,  in  either  case,  signing,  dating  and  depositing  the  instrument  of  proxy with  the  Registrar  and  Transfer  Agent  of  the  Corporation,  Computershare  Trust  Company  of

Canada,  2nd  Floor,  510 Burrard  Street,  Vancouver,  British Columbia,  V6C 3B9,  not  less  than

48 hours,  excluding  Saturdays,  Sundays  and  statutory  holidays,  preceding  the  Meeting  or  any adjournment of the Meeting.

REVOCATION OF PROXIES

A  shareholder  who  has  given  a  proxy  may  revoke  it  as  to  any  matter  upon  which  a  vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by:

(a)

depositing  an  instrument  in  writing,  executed  by  him  or  her  or  his  or  her  attorney authorized  in  writing,  or  if  the  shareholder  is  a  corporation,  under  its  corporate seal or signed by a duly authorized officer or attorney for the Corporation:

(i)

at  the  offices  of  the  Registrar  and  Transfer  Agent  of  the  Corporation,

Computershare  Trust  Company  of  Canada,  2nd  Floor,  510 Burrard  Street,

Vancouver,  British  Columbia,  V6C 3B9,  at  any  time,  but  not  less  than

48 hours,  excluding  Saturdays,  Sundays  and  statutory  holidays,  preceding the Meeting or any adjournment of the Meeting at which the proxy is to be used;

(ii)

at  the  registered  office  of  the  Corporation,  5250 Satellite  Drive,  Unit 22,

Mississauga,  Ontario  L4W 5G5  at  any  time  up  to  and  including  the  last business  day  preceding  the  day  of  the  Meeting  at  which  the  proxy  is  to  be used; or

(iii)      before   the   commencement   of   the   Meeting   with   the   chairman   of   the

Meeting on the day of the Meeting or any adjournment of the Meeting; or

(b)

in any other manner permitted by law.

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In  addition,  a  proxy  may  be  revoked  by  the  shareholder  executing  another  form  of  proxy bearing  a  later  date  and  depositing  same  at  the  offices  of  the  Registrar  and  Transfer  Agent  of  the

Corporation  within  the  time  period  set  out  under  the  heading  “Voting  of  Proxies”,  or  by  the shareholder personally attending the Meeting and voting his, her or its shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

ON VOTING COMMON SHARES

Shareholders  who  do  not  hold  their  shares  in  their  own  name  (referred  to  in  this

Information  Circular  as  “Beneficial  Shareholders”)  should  note  that  only  proxies  deposited  by shareholders  whose  names  appear  on  the  records  of  the  Corporation  as  the  registered  holders  of

Common  Shares  can  be  recognized  and  acted  upon  at  the  Meeting.  If  Common  Shares  are  listed in  an  account  statement  provided  to  a  shareholder  by  a  broker,  then,  in  almost  all  cases,  those

Common   Shares   will   not   be   registered   in   the   shareholder’s   name   on   the   records   of   the

Corporation.   Such   Common   Shares   will   more   likely   be   registered   under   the   name   of   the

shareholder’s  broker  or  an  agent  of  that  broker.  In  Canada,  the  vast  majority  of  such  shares  are

registered   under   the   name   of   CDS &   Co.   (the   nominee   of   The   Canadian   Depository   for

Securities  Limited,  which  acts  as  depositary  for  many  Canadian  brokerage  firms).  Common

Shares  held  by  brokers  or  their  agents  or  nominees  can  only  be  voted  (for  or  against  resolutions)

upon  the  instructions  of  the  Beneficial  Shareholder.  Without  specific  instructions,  a  broker  and its  agents  and  nominees  are  prohibited  from  voting  shares  for  the  broker’s  clients.  Therefore,

Beneficial   Shareholders   should   ensure   that   instructions   respecting   the   voting   of   their

Common Shares are communicated to the appropriate person.

Applicable  regulatory  rules  require  intermediaries/brokers  to  seek  voting  instructions from  Beneficial  Shareholders  in  advance  of  shareholders’  meetings.  Every  intermediary/broker has  its  own  mailing  procedures  and  provides  its  own  return  instructions  to  clients,  which  should be  carefully  followed  by  Beneficial  Shareholders  in  order  to  ensure  that  their  Common  Shares are  voted  at  the  Meeting.  Often,  the  form  of  proxy  supplied  to  a  Beneficial  Shareholder  by  its broker  (or  the  agent  of  the  broker)  is  identical  to  the  form  of  proxy  provided  to  registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or  agent  of  the  broker)  how  to  vote  on  behalf  of  the  Beneficial  Shareholder.  The  majority  of

brokers   now   delegate   responsibility   for   obtaining   instructions   from   clients   to   Broadridge

Financial   Solutions, Inc.   (“Broadridge”).   Broadridge   typically   prepares   machine-readable

voting  instruction  forms,  mails  those  forms  to  the  Beneficial  Shareholders  and  asks  Beneficial

Shareholders  to  return  the  voting  instructions  to  Broadridge  or  to  call  their  toll  free  telephone number to vote their shares or access their web site www.proxyvotecanada.com to deliver voting instructions.  Broadridge  then  tabulates  the  results  of  all  instructions  received  and  provides

appropriate   instructions   respecting   the   voting   of   shares   to   be   represented   at   a   meeting.   A

Beneficial  Shareholder  receiving  a  voting  instruction  form  cannot  use  that  form  to  vote

Common  Shares  directly  at  the  Meeting.  The  voting  instructions  must  be  communicated  to

Broadridge  well  in  advance  of  the  Meeting  in  order  to  have  the  Common  Shares  voted  at the Meeting.

Although  a  Beneficial  Shareholder  may  not  be  recognized  directly  at  the  Meeting  for  the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker),  a  Beneficial  Shareholder  may  attend  at  the  Meeting  as  proxyholder  for  the  registered

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shareholder  and  vote  the  Common  Shares  in  that  capacity.  Beneficial  Shareholders  who  wish  to attend  the  Meeting  and  indirectly  vote  their  Common  Shares  as  proxyholder  for  the  registered shareholder,  should  enter  their  own  names  in  the  blank  space  on  the  form  of  proxy  provided  to

them   and   return   the   same   to   their   broker   (or   the   broker’s   agent)   in   accordance   with   the

instructions provided by such broker (or agent), well in advance of the Meeting.

Non-Objecting Beneficial Owners

These  security  holder  materials  are  being  sent  to  both  registered  and  non-registered owners  of  the  securities.  If  you  are  a  non-registered  owner,  and  the  Corporation  or  its  agent  has sent  these  materials  directly  to  you,  your  name  and  address  and  information  about  your  holdings

of    securities,    have    been    obtained    in    accordance    with    applicable    securities    regulatory

requirements  from  the  intermediary  holding  on  your  behalf.  By  choosing  to  send  these  materials to  you  directly,  the  Corporation  (and  not  the  intermediary  holding  on  your  behalf)  has  assumed responsibility  for  (i) delivering  these  materials  to  you,  and  (ii) executing  your  proper  voting

instructions.   Please   return   your   voting   instructions   as   specified   in   the   request   for   voting

instructions or form of proxy delivered to you.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The  Minute  Book  of  the  Corporation  provides  that  it  is  authorized  to  issue  an  unlimited number  of  Class  A  common  shares  (“Common  Shares”)  in  the  share  capital  of  the  Corporation without  nominal  or  par  value.  According  to  the  records  of  the  Transfer  Agent,  a  total  of

133,825,238  Common  Shares  are  issued  and  outstanding  on  the  date  hereof  and  entitled  to  vote at the Meeting on the basis of one vote for each Common Share held.

According  to  the  Minute  Book  of  the  Corporation,  a  total  of  5,250,000  special  Class B preferred  shares  (Series 1),  convertible  into  Common  Shares  on  a  10:1  ratio,  all  subject  to  the

satisfaction   of   certain   conditions   (the   “Special   Preferred   Shares”)   are   also   issued   and

outstanding,  together  with  warrants  to  acquire  38,095,238  additional  Common  Shares  of  the

Corporation from Treasury at $0.0525 per share.

Finally, pursuant to an agreement to restructure its indebtedness reached in January 2010,

certain  insiders  led  by  Mr.  Todd  Halpern  agreed  to  purchase  and  hold  promissory  notes  of  the

Company  in  an  aggregate  principal  amount  of  US$2,407,212,  together  with  interest  accruing thereon at the rate of Prime + 1% (the “Notes”). Under the terms of the agreement, the Company may  elect  at  any  time  prior  to  March  30,  2011,  to  pay  all,  but  not  less  than  all,  of  the  aggregate principal amount then outstanding on one or more of the Notes, together with accured and unpaid interest  thereon,  by  issuing  to  the  holder  a  number  of  Common  Shares  equal  to  the  amount  then owning  on  the  relevant  note  divided  by  an  issue  price  of  $0.0525  per  share.  Although  holders  of the  Notes  have  also  agreed  to  extend  the  term of  the  Notes  for  three  (3)  years  on  the  same  terms and  conditions,  it  is  currently  anticipated  that  the  Company  will  elect  to  satisfy  its  indebtedness

by   the   issuance   of   Common   Shares.   The   satisfaction   by   the   Corporation   of   all   amounts

outstanding  under  the  Notes  as  at  February  28,  2010  inclusive  of  accrued  interest  would  require the issuance of 47,254,529 Common Shares.

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Clarification and Rectification of Shareholder Record

The  Corporation  has  undertaken  a  review  of  its  books  and  records  with  the  assistance  of counsel  and  is  seeking  to  satisfy  itself  that  adequate  consideration  was  paid  in  connection  with

certain   share   issuances   processed   in   2009.   Depending   on   the   outcome   of   its   enquiry,   the

Corporation  will  take  such  steps  as  it  is  entitled  to  in  order  to  to  resolve  any  deficiency  in  the consideration received by the Corporation.

Additionally,  it  appears  that  the  Corporation  neglected  to  complete  certain  required filings  with  the  Registrar  of  Companies  in  2009  in  relation  to  the change  of  its  name  from ‘Arris

Resources Inc.’ to ‘RTN Stealth Software Inc’, the alteration of its authorized share structure (the creation  of  the  Common  Shares  and  the  Special  Preferred  Shares)  and  the  5:1  split  of  Common

Shares  approved  by  the  shareholders  as  part  of  the  arrangement  that  resulted  in  the  current  share capitalization  of  the  Corporation.  The  Board  of  Directors  has  instructed  counsel  to  proceed  with an application for Order of the Court pursuant to, inter alia, Section 68 of the BCBCA validating the  creation  and  issuance  of  the  the  Common  Shares  and  the  Special  Preferred  Shares  on  the

grounds  that  it  is  just  and  equitable  to  do  so  given  that  the  failure  to  make  the  required  filings was in error.

Subject to the foregoing, the holders of Common Shares of record at the close of business on  the  record  date,  set  by  the  directors  of  the  Corporation  to  be  February  24, 2011  (the  “Record

Date”), are entitled to vote such Common Shares at the Meeting.

Under  the  Corporation’s  Articles,  one  shareholder  must  be  present  in  person  or  by  proxy and entitled to vote at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present, the Meeting will be rescheduled.

Pursuant  to  the  Alpha  Voting  Trust,  absent   a  proposal  to  liquidate  or  wind-up  the

Corporation  and  for  so  long  as  the  Common  Shares  are  listed  for  trading  on  a  recognized  stock exchange,  the  voting  rights  in  respect  of  a  total  of  74,647,815  Common  Shares  registered  in  the name of Alpha Voting Trust beneficially owned by others, representing 55.78% of the issued and

outstanding   Common   Shares   of   the   Corporation,   are   irrevocably   in   the   discretion   of,   and

controlled by:

(1) Mr. Todd Halpern, Chair of the Board of Directors, and

(2) Mr. Alfred Apps, proposed Director,

acting   jointly   under   full   indemnity   from  the   beneficial   owners,   which   include   Joseph   Ertl

beneficially   owning   37,323,908   Common   Shares   representing   27.89%   of   the   issued   and

outstanding   Common   Shares   of   the   Corporation   and   Travis   Trust,   as   trustee   (the   adult

beneficiaries  of  Travis  Trust  are  Marsha  Arviv,  Adam  Arviv  and  Jennifer  Arviv  and  the  minor benficiaries  are  Oiana  Arviv,  Kayla  Arviv  and  Alexis  Arviv)  beneficially  owning  37,323,907

Common  Shares,  representing  27.89%  of  the  issued  and  outstanding  Common  Shares  of  the

Corporation.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof,  no  other  person  beneficially  owns,  or  controls  or  directs,  directly  or  indirectly,  Common

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Shares  carrying  more  than  10%  of  the  voting  rights  of  the  issued  and  outstanding  Common

Shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To  the  knowledge  of  the  Corporation’s  directors,  the  only  matters  to  be  dealt  with  at  the

Meeting   are   those   matters   set   forth   in   the   accompanying   Notice   of   Meeting   relating   to:

(i) receiving and considering the financial statements of the Corporation for the fiscal year ended

December 31, 2010; (ii) fixing the number of directors at nine (9) and the election of directors of the  Corporation;  (iii) appointing  auditors  for  the  ensuing  year  and  to  authorizing  the  directors  to fix  their  remuneration;  (iv) the  ratification  of  the  amendment  of  the  Corporation’s  articles  of incorporation to permit the early conversion of the Special Preferred Shares into Common Shares and the simplification of the capital structure of the Corporation into one class of common shares and  one  class  of  preferred  shares;  (v) the  ratification  of  the  continuance  of  the  Corporation  from

British  Columbia  into  Ontario  under  the  name  Quantitative  Alpha  Trading Inc.  and  the  adoption of  a  new  general  by-law;  and  (vi) the  ratification  of  the  adoption  of  a  long-term  incentive  stock option plan.

I.

FINANCIAL STATEMENTS

Financial  statements  for  the  Corporation  will  be  placed  before  the  shareholders  at  the

Meeting.   Shareholders  who  have  previously  requested  financial  statements  will  receive  a  copy

of  the  financial  statements  by  mail,  or  if  eligible,  by  email.    Shareholders  can  request  future

financial   statements   by   completing   the   proxy   accompanying   the   Notice   of   Meeting   and

Information  Circular.    Copies  of  the  financial  statements  and  management’s  discussion  and analysis are also available at www.sedar.com.

II.

ELECTION OF DIRECTORS

The  board  of  directors  of  the  Corporation  (the  “Board  of  Directors”)  presently  consists of  four  directors  to  be  elected annually.  In  accordance  with  the  BCBCA,  the  number  of  directors cannot be fewer than three. It is proposed to fix the number of directors at nine (9) persons.

Some of the nominees are now directors of the Corporation and have been directors since the dates indicated below. Nikolas Perrault and Donald Ziraldo have advised the Corporation that they will not be seeking re-election.

It  is  proposed  that  the  persons  named  below  will  be  nominated  as  directors  at  the

Meeting.  Each  director  elected  will  hold  office  until  the  next  annual  meeting  of  shareholders  or until his successor is duly elected or appointed pursuant to the Articles  of the  Corporation  unless

his   office   is   earlier   vacated   in   accordance   with   the   provisions   of   the   BCBCA   or   the

Corporation’s Articles.

IT  IS  THE  INTENTION  OF  THE  MANAGEMENT  DESIGNEES,  IF  NAMED  AS

PROXY,  TO  VOTE  FOR  THE  ELECTION  OF  SAID  PERSONS  TO  THE  BOARD  OF

DIRECTORS.  MANAGEMENT  DOES  NOT  CONTEMPLATE  THAT  ANY  OF  SUCH

NOMINEES  WILL  BE  UNABLE  TO  SERVE  AS  DIRECTORS.  HOWEVER,  IF,  FOR

ANY   REASON   ANY   OF   THE   PROPOSED   NOMINEES   DO   NOT   STAND   FOR

DM_TOR/286344-00002/4367671.4C

ELECTION  OR  ARE  UNABLE  TO  SERVE  AS  SUCH,  PROXIES  IN  FAVOUR  OF

MANAGEMENT   DESIGNEES   WILL   BE   VOTED   FOR   ANOTHER   NOMINEE   IN

THEIR  DISCRETION  UNLESS  THE  SHAREHOLDER  HAS  SPECIFIED  IN  HIS  OR

HER  PROXY  THAT  HIS  OR  HER  SHARES  ARE  TO  BE  WITHHELD  FROM  VOTING

IN THE ELECTION OF DIRECTORS.

The  following  information  relating  to  the  nominees  as  directors  is  based  on  information received by the Corporation from the said nominees.

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

Todd Halpern

Mr. Halpern is currently President of Halpern Enterprises, a family      October 12,

Nil

(2)(3)(5)

business founded by his father over 57 years ago. Mr. Halpern

2010

Ontario, Canada

joined Halpern Enterprises in 1979, and since has grown the

Chairman &

company tremendously. Today, Halpern Enterprises is a leading

Director

importer of fine wines and spirits into North America,

representing over 100 of the world’s finest wine and spirit

producers.

A member of the Board of Directors of Toronto General Hospital since 2005, Mr. Halpern is also Chair of the Board of Directors of the Krembil Neuroscience Centre’s Krembil Discovery Tower and

Krembil Neuro Program. In addition, Mr Halperns chairs the

Grand Cru Culinary Wine Festival, which benefits research at

University Health Network.

Mr. Halpern was formerly a member of the Board of Directors of

Sentinelle Medical Inc. and was involved in the successful

acquisition of the company by Hologic Inc. and is currently a member of the Board of Directors of Mobilotto Systems Inc., a

software development company focused on creating secure mobile games for regulated environments.

(2)(3)

DM_TOR/286344-00002/4367671.4C

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

James McGovern      Mr. McGovern founded Arrow Hedge Partners Inc. in 1999 after

N/A

1,904,762

Ontario, Canada

working for over thirteen years at BPI Financial Corporation

Vice-Chair &

(Canada) (“BPI”), the company of which he co-founded, and

Chief Executive

where he ultimately held the positions of President and Chief

Officer

Executive Officer. BPI, a publicly traded company, managed or administered over $6 billion in investment assets on behalf of

Canadian and U.S. investors.

Mr. McGovern was the founding Chairman (currently, Past

Chairman) of the Canadian Chapter of the Alternative Investment

Management Association (“AIMA”). He is actively involved in

the international hedge fund community and has spoken at

conferences in Canada and globally.

Mr. McGovern graduated from the University of Toronto with a

Bachelor of Commerce and Finance degree in 1985. He is active in charitable organizations, including Hedge Funds Care Canada and the University Health Network.

Mr. McGovern also serves on the Board of Trustees of the Fraser

Institute, an independent Canadian economic and social research and educational organization.

Michael Boulter

Michael Boulter is the Vice-President and COO of the Company.

May 17,

5,000,000(4)

Ontario, Canada

2010

Vice-President,

Prior to joining the Company in 2009, Mr. Boulter was the

COO & Director

founder of ENAJ Mercantile Corporation (“ENAJ”) and the

principal architect of its proprietary software, the Stealth© “Black

Box” E-mini S&P 500 Futures trading system (previously known as the EMC-ALGO software), which was acquired by the

Company in 2009 and remains one of its core assets.

From 1986 to 2008, Mr. Boulter was employed as a Quantitative

Analyst/Portfolio Strategist and Institutional Salesman by several major investment houses in Canada and the United States. He

holds an Economics degree from York University where he

studied through the early 1980’s, specializing in Econometrics.

DM_TOR/286344-00002/4367671.4C

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

Dr. Alex Bogdan

Dr. Alex Bogdan is the CTO of the Company.

N/A

8,927,520

Ontario, Canada

President and Chief     The lead scientist and developer behind the Stealth© software, Dr.

Technology Officer     Bogdan holds a PhD in artificial intelligence and cybernetics, a master’s degree in Power Electronics and a bachelor’s degree in mathematical psychology.

Prior to developing Stealth©, Dr. Bogdan was involved in many important scientific projects in Europe, Canada and the United

States. He is the author of more than 50 international patents on various devices and methods, some of which have been

successfully implemented and commercialized by private and

public companies around the world.

In 1985 he was awarded a prestigious national award (gold medal)

for exceptional achievement in science dedicated to a scientist under the age of 30.

Edward Milstein

Edward Milstein has a broad range of business interests but is

N/A

0

Connecticut,

primarily involved in real estate, land development, banking and

United States

the funding of early round venture capital for companies involved in cable television, real-estate services, computer software,

Director

internet-related services and applications, as well as other hi-tech companies.

Mr. Milstein is co-Chairman of both Milstein Brothers Capital

Partners and of Emigrant Savings Bank, a $9 billion institution with equity in excess of $1 billion.  He is also President of Timko

Contracting Corporation, a builder of New York apartments and office space.  The Milstein family has taken a leading role in the business life of New York City for three generations.

In addition to his various charitable activities, Mr. Milstein has served as a Board member on the National Crime Prevention

Council,  the Citizens Crime Commission of New York City and

of the New York City Police.

DM_TOR/286344-00002/4367671.4C

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

Richard Schaeffer     Richard Schaeffer is the retired Chairman of NYMEX Holdings,

N/A

1,904,762

New York,

Inc. and the New York Mercantile Exchange. He served as a

United States

member of the Board of Directors of NYMEX from March 1990

to 2008, serving as Treasurer from 1993 to 2004, Vice Chairman

Director

from 2004 to 2006, and Chairman from 2006 to 2008. Mr.

Schaeffer has been a NYMEX member and seat owner since 1981.

Mr. Schaeffer has also served as a director on the Board of

Directors of the leading Norwegian financial derivatives exchange

IMAREX as well as on the Board of Directors of the Montreal

Stock Exchange. Mr. Schaeffer currently serves as a special

advisor to General Atlantic, a leading global private equity investment firm.

Deeply involved with children’s charitable causes for many years,

Mr. Shaeffer was Chairman of the NYMEX Foundation’s Board

of Directors from 2006 to 2008, a board he was first invited to join in  1989. He currently sits on the Board of Directors of the

Museum of American Finance and of the Tribeca Film Festival,

He has also raised funds for New York Presbyterian Hospital and the We Are Family Foundation among others.

In 2008, Mr. Schaeffer was honoured by Foundation Fighting

Blindness during their NYC Dining in the Dark event. He was

awarded Chai Lifeline’s Man of the Year in 2005 and again in

2008. He received the We Are Family Foundation Visionary

Award in 2007 and the United Cerebral Palsy of Suffolk County,

NY Distinguished Leader Award in 2006.  Futures & Options for

Kids granted him their Community Service Award in 2007.

Mr. Schaeffer graduated from the Robert H. Smith School of

Business at the University of Maryland in 1974. He delivered the school’s commencement address in 2006.

DM_TOR/286344-00002/4367671.4C

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

Alfred Apps  (3)

Alfred Apps is one of Canada’s leading counsel in the area of

N/A

0

Ontario, Canada

restructuring, corporate finance, mergers and acquisitions, private

Director

equity investment and infrastructure finance and has been ranked as a leading lawyer by LEXPERT© and UK-based Practical Law

Company©. He has acted on many of the significant Canadian

corporate restructurings. In 2009, he acted as debtor counsel in the

$32BN restructuring of the Canadian third party (i.e. non-bank)

asset-backed commercial paper market, the largest such

transaction in Canadian history.

Apps joined the international law firm of Fasken Martineau

DuMoulin LLP (“Fasken Martineau”) as an associate in 1989

and was named partner in 1991. In 1993, he withdrew from the partnership on being named CEO of The Lehndorff Group (an

international commercial real estate firm with assets in Canada,

the United States and Europe), where he led a 47-lender $1 billion debt restructuring and oversaw the creation of one of Canada’s first real estate investment trusts, Residential Equities REIT or

RESREIT (now CAPREIT). In 1998, Mr. Apps led a business

combination between The Lehndorff Group and Dundee Realty

Corporation and, following a short period as President and COO of the successor corporation, was appointed CEO of Newstar

Technologies Inc. In 2001, upon completing a merger of Newstar with three of its principal U.S. competitors, together with a

US$140 million first-round equity financing, he rejoined the partnership at Fasken Martineau, where he continues to practice corporate/commercial law specializing in corporate mergers,

acquisitions and financings as Counsel.

In addition to being a longtime member of the Huron University

College Corporation, Apps served as a member (2001-2006) and as Chair (2006-2007) of the Foundation Board of Directors for the

Centre for Addiction and Mental Health in Toronto and was

President of the Empire Club of Canada for the 2009-2010 year.

He has been active in a number of arts and youth-oriented

charities. On March 31, 2009, he was acclaimed as President of the Liberal Party of Canada, a position he still holds.

Mr. Apps is an honours graduate of the University of Western

Ontario and of the University of Toronto Faculty of Law.

DM_TOR/286344-00002/4367671.4C

Name and

Number of

Province and

Common

Country of

Residence and

Principal Occupation

Director

Shares

Since

Beneficially

Position(s) with

Owned,

the Corporation

Controlled or

Directed(1)

Simon Posen

Mr. Posen was born and raised in the United Kingdom and moved

N/A

2,095,038

New York,

to the United States in 1993, where he immediately began working

United States

at the New York Mercantile Exchange (“NYMEX”).  He became

an independent Precious Metal Trader in 1996.  From January

Director

1998 through March 1999 he ran the floor operations for Mitsui

USA. In July of 1999, he became a member of the NYMEX,

specializing as an independent market maker in the Natural Gas market.  Mr. Posen left the floor in 2008 to pursue electronic trading opportunities.

John Gibson

John Gibson is CEO and a founder of Integral Wealth Securities

N/A

476,190

Ontario, Canada

Limited, a national securities dealer headquartered in Toronto.

Director

Integral provides investment banking, institutional sales / trading to corporate and institutional clients as well as wealth management services to individuals.

Prior to Integral, Mr. Gibson was CEO of Patriot Equities Corp.

(“Patriot”), a TSX-listed real estate company engaged in the re-

development of urban shopping centres.  Prior to his time at

Patriot, Mr. Gibson was engaged in the acquisition of distress commercial mortgage loans from Canadian lending institutions in conjunction with Lone Star Opportunity Fund, and prior to Lone

Star’s formation, with the Brazos Fund.

Mr. Gibson is a past President of the Couchiching Institute on

Public Affairs, Canada’s oldest non-partisan forum on public affairs.

Mr. Gibson holds a Bachelor of Commerce (Honours) degree from

Queen’s University.

Notes:

1.

Information  as  to  Common  Shares  beneficially  owned,  not  being  in  the  knowledge  of  the  Corporation,  has  been furnished  by  the  respective  directors,  and  does  not  include  Common  Shares  that  may  be  acquired  upon  exercise  of  stock  options

or  share  purchase  warrants  of  the  Corporation.   The  following  directors  hold  warrants  to  acquire  the  number  of  Common  Shares indicated below at $0.0525 per Common Share.  The warrants expire on March 31, 2011.

Name of Director

Number of Warrants to acquire Common Shares

Arrow Hedge Partners Inc. (James McGovern controls this

7,619,048

company)

Richard Schaeffer

7,619,048

Simon Posen

8,380,952

John Gibson

1,904,760

DM_TOR/286344-00002/4367671.4C

2.

Pursuant  to  an  agreement  to  restructure  its  indebtedness  reached  in  January  2010,  certain  insiders  led  by  Mr.  Todd

Halpern  agreed  to  purchase  and  hold  promissory  notes  of  the  Company  in  an  aggregate  principal  amount  of  US$2,407,212,

together  with  interest  accruing  thereon  at  the  rate  of  Prime  +  1%  (the  “Notes”).  Under  the  terms  of  the  agreement,  the  Company may elect at any time prior to March 30, 2011, to pay all, but not less than all, of the aggregate principal amount then outstanding on  one  or  more  of  the  Notes,  together  with  accured  and  unpaid  interest  thereon,  by  issuing  to  the  holder  a  number  of  Common

Shares equal to the amount then owning on the relevant note divided by  an issue price of $0.0525 per share. Although holders of the  Notes  have  also  agreed  to  extend  the  term  of  the  Notes  for  three  (3)  years  on  the  same  terms  and  conditions,  it  is  currently anticipated  that  the  Company  will  elect  to  satisfy  its  indebtedness  by  the  issuance  of  Common  shares.  The  satisfaction  by  the

Corporation  of  all  amounts  outstanding  under  the  Notes  as  at  February  28,  2010  inclusive  of  accrued  interest  would  require  the issuance of 47,254,529 Common Shares.

3.

Messrs.  Halpern  and  Apps  are  trustees  under  indemnity  in  respect  of  a  total  of  74,647,815  Common  Shares  of  the

Corporation  registered  in  the  name  of  Alpha  Voting  Trust  (the  “Trust  Shares”)  pursuant  to  a  voting  trust  agreement  (the  “Voting

Trust”)  under  which  said  trustees,  acting  jointly,  have  an  unfettered  discretion  to  vote  the  Trust  Shares,  representing  55.87%  of the  issued  and  outstanding  Common  Shares  of  the  Corporation  on  any  matter  pertaining  to  the  Corporation  excepting  a liquidation or winding-up thereof.  The Voting Trust is revocable and terminable only in the event that the Common Shares of the

Corporation are no longer listed for trading on a recognized public stock exchange.

4.

Of  the  total  of  5,000,000  Common  Shares  of  the  Corporation  controlled  by  Michael  Boulter,  one-half  or  2,500,000

Common  Shares  are  owned  by  ENAJ  Mercantile  Corporation,  a  corporation  controlled  by  Michael  Boulter  and  related  persons.

The other 2,500,000 shares issued to Michael Boulter personlly have been issued, in lieu of cash, as compensation for his services to the Company as a senior officer and become free trading in equal shares over three years commencing on May 15, 2011.

5.

The  Corporation  has,  due  to  changes  in  the  composition  of  its  Board  of  Directors  during  its  term,  amended  the composition  of  its  Audit  Committee  to  include  Todd  Halpern,  Donald  Ziraldo  (returning)  and  Nikolas  Perrault  (returning).   A

new Audit Committee will be formed by the incoming Board of Directors.

Cease Trade Orders or Similar Orders

No proposed director:

(a)

is,  as  at  the  date  of  the  Information  Circular,  or  has  been,  within  10 years  before the  date  of  the  Information  Circular,  a  director,  chief  executive  officer  or  chief financial officer of any company (including the Corporation) that,

(i)

was  subject  to  an  order  that  was  issued  while  the  proposed  director  was acting  in  the  capacity  as  director,  chief  executive  officer  or  chief  financial officer; or

(ii)

was  subject  to  an  order  that  was  issued  after  the  proposed  director  ceased to be a director, chief executive officer or chief financial officer and which resulted  from  an  event  that  occurred  while  that  person  was  acting  in  the capacity as director, chief executive officer or chief financial officer, or

(b)

is,  as  at  the  date  of  the  Information  Circular,  or  has  been  within  10 years  before

the   date   of   the   Information   Circular,   a   director   or   executive   officer   of   any

company  (including  the  Corporation)  that,  while  that  person  was  acting  in  that capacity,  or  within  a  year  of  that  person  ceasing  to  act  in  that  capacity,  became

bankrupt,   made   a   proposal   under   any   legislation   relating   to   bankruptcy   or

insolvency   or   was   subject   to   or   instituted   any   proceedings,   arrangement   or

compromise   with   creditors   or   had   a   receiver,   receiver   manager   or   trustee

appointed to hold its assets; or

DM_TOR/286344-00002/4367671.4C

(c)

has,  within  the  10 years  before  the  date  of  the  Information  Circular,  become

bankrupt,   made   a   proposal   under   any   legislation   relating   to   bankruptcy   or

insolvency,  or  become  subject  to  or  instituted  any  proceedings,  arrangement  or

compromise   with   creditors,   or   had   a   receiver,   receiver   manager   or   trustee

appointed to hold the assets of the proposed director.

For the purpose of the preceding paragraph (a), (b) and (c) “order” means:

(a)

a cease trade order;

(b)

an order similar to a cease trade order; or

(c)

an   order   that   denied   the   relevant   company   access   to   any   exemption   under

securities legislation,

that was in effect for a period of more than 30 consecutive days.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any  penalties  or  sanctions  imposed  by  a  court  relating  to  securities  legislation  or by  a  securities  regulatory  authority  or  has  entered  into  a  settlement  agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed  by  a  court  or  regulatory body that would likely  be  considered  important  to  a  reasonable  securityholder  in  deciding  whether to vote for a proposed director.

III.

APPOINTMENT OF AUDITORS

The  management  designees,  if  named  as  proxy,  intend  to  vote  the  Common  Shares represented by any such proxy for the appointment of Grant Thornton LLP, as auditors of the  Corporation  at  a  remuneration  to  be  fixed  by  the  Board  of  Directors  unless  the shareholder  has  specified  in  his,  her  or  its  proxy  that  the  Common  Shares  are  to  be withheld from voting in the re-appointment of the auditors.

The   Board   of   Directors   recommends   that   the   shareholders   vote   in   favour   of   the

appointment  of  Grant  Thornton  LLP,  as  auditors  of  the  Corporation  until  the  next  annual meeting,  and  grant  the  Board  of  Directors  the  authority  to  determine  the  remuneration  to  be  paid to  the  auditor.  During  the  financial  year  ended  December  31,  2009  and  December  31,  2010,

ACAL   Group,   Chartered   Accountants,   served   as   the   Corporation’s   auditor.   ACAL   Group,

Chartered  Accountants  were  appointed  as  auditor  to  the  Corporation  on  October  26,  2009  and resigned on February 25, 2011.

The  full  text  of  the  following  documents  are  attached  as  Schedule  A  hereto:  (i)  Notice  of

Change  of  Auditor  referencing  the  resignation  of  ACAL  Group,  Chartered  Accountants  and  the

appointment of Grant Thornton LLP and indicating there are no reportable events (the “Notice”);

DM_TOR/286344-00002/4367671.4C

(ii)   a   letter   from   ACAL   Group,   Chartered   Accountants   stating   their   agreement   with   each

statement  in  the  Notice;  and  (iii)  a  letter  from  Grant  Thornton  LLP  stating  their  agreement  with each statement in the Notice.

IV.

RATIFICATION OF THE EARLY CONVERSION OF THE SPECIAL

PREFERRED SHARES INTO COMMON SHARES

The  special  rights  and  restrictions  currently  attaching  to  the  Special  Preferred  Shares  are set  out  in  Schedule  B  (the  “Special  Preferred  Share  Conditions”).  The  Board  of  Directors

recommends  that  shareholders  approve  and  ratify  (1)  the  amendment  the  Corporation’s  articles

of   incorporation   and,   in   particular,   the   Special   Preferred   Share   Conditions,   to   permit   the

immediate   conversion   of   the   5,250,000 Special   Preferred   Shares   into   52,500,000 Common

Shares  of  the  Corporation  in  accordance  with  the  10:1  conversion  ratio  specified  in  its  current articles  of  incorporation  notwithstanding  that  a  Conversion  Event,  as  defined  therein,  has  not  yet occurred  and  (2)  the  implementation  of  such  conversion  by  the  Board  of  Directors  of  the

Corporation.  In  accordance  with  and  subject  to  the  rules  and  policies  of  the  Canadian  National

Stock  Exchange  (“CNSX”),  the  shareholders  of  the  Corporation  will  be  asked  to  consider  and  if thought  fit,  approve  a  special  resolution  to  convert  all  of  the  5,250,000 Special  Preferred  Shares into 52,500,000 Common Shares.

The  Board  of  Directors  also  recommends  that  the  capital  structure  of  the  Corporation  be simplified  by  allowing  for  the  issuance  of  only  one  class  of  common  shares,  being  the  Common

Shares, and one class of preferred shares, being the Special Preferred Shares.

The  shareholders  of  the  Corporation  will  be  asked  to  consider,  and  if  thought  fit,  to  pass the following resolution:

“BE IT RESOLVED THAT:

(i)

the  special  rights  and  restrictions  currently  attaching  to  the  special  convertible

Class  B  preferred  shares  (Series  1)  of  the  Corporation,  being  Part  28  of  the

Articles  of  the  Corporation,  be  amended  to  permit  the  immediate  conversion  of the  5,250,000 Special  Preferred  Shares  into  52,500,000 Class  A  common  shares

of   the   Corporation   in   accordance   with   the   10:1   conversion   ratio   specified

notwithstanding that a Conversion Event, as defined therein, has not yet occurred;

(ii)

the    conversion  of  all  of  the  5,250,000  special  convertible  Class  B  preferred shares  (Series  1)  of  the  Corporation  into  52,500,000  Class  A  common  shares  of the  Corporation  as  described  in  the  Information  Circular  of  the  Corporation  dated

February 28, 2011 be and is hereby approved, adopted, ratified and confirmed;

(iii)

the  simplification  of  the  capital  structure  of  the  Corporation  into  one  class  of preferred shares, being the special convertible Class B preferred shares (Series 1),

and  one  class  of  common  shares,  being  Class  A  common  shares,  all  as  described in  the  Information  Circular  of  the  Corporation  dated  February  28,  2011  be  and  is hereby approved, adopted, ratified and confirmed; and

DM_TOR/286344-00002/4367671.4C

(iv)

any  one  director  or  officer  of  the  Corporation  be  authorized  to  make  all  such arrangements,  to  do  all  acts  and  things  and  to  sign  and  execute  all  documents  and instruments  in  writing,  whether  under  corporate  seal  or  otherwise,  as  may  be considered necessary or advisable to give full force and effect to the foregoing.”

The  resolution  must  be  approved  by  a  majority  approval  of  no  less  than  two  thirds of the votes cast at the Meeting by the holders of Common Shares.

If  named  as  proxy,  the  management  designees  intend  to  vote  the  Common  Shares represented  by  such  proxy  for  approval  of  the  conversion  of  the  Special  Preferred  Shares into Common Shares, unless otherwise directed in the instrument of proxy.

V.

RATIFICATION OF THE CONTINUANCE OF THE CORPORATION FROM

BRITISH COLUMBIA INTO ONTARIO UNDER THE NAME QUANTITATIVE

ALPHA TRADING INC. AND ADOPTION OF A NEW GENERAL BY-LAW

The  Corporation  is  currently  existing  under  the  BCBCA  and  the  Corporation  is  seeking

shareholder   approval   to   continue   the   Corporation   to   Ontario   under   the   Ontario   Business

Corporations  Act  (“OBCA”).  Upon  the  Continuance,  the  BCBCA  will  cease  to  apply  to  the

Corporation  and  the  Corporation  will  thereupon  become  subject  to  the  OBCA,  as  if  it  had  been originally incorporated as an Ontario company. The Continuance will  not result in any change in the  business  of  the  Corporation  or  its  assets,  liabilities  or  net  worth,  nor  in  the  persons  who

constitute   the   Corporation’s   Board   of   Directors   and   management.   The   listing   of   the

Corporation’s  shares  on  the  CNSX  will  not  in  any  way  be  affected  by  the  Continuance.  The continuance is not a reorganization, an amalgamation or a merger.

The  management  and  head  office  of  the  Corporation  is  located  in  Toronto,  Ontario  and,

as such, management believes that it will be more efficient and cost effective for the Corporation to be governed by the laws of Ontario.

If  the  resolution  is  approved  at  the  Meeting,  the  Corporation  shall  apply  to  and  file  all necessary  documentation  with  the  Registrar  under  the  BCBCA  for  an  authorization  to  continue into  the  Province  of  Ontario.  Immediately  following  the  receipt  of  the  Registrar’s  authorization,

the  Corporation  shall  apply  for  a  certificate  of  continuance  and  file  articles  of  continuance substantially in the form of Schedule C (“Articles of Continuance”) to continue the Corporation

into   Ontario.   The   articles   of   continuance   will   constitute   the   governing   instrument   of   the

continued  company  under  the  OBCA  and  the  certificate  of  continuance  issued  by  the  Director under the OBCA will be deemed to be the certificate of incorporation of the continued company.

The  Board  of  Directors  recommends  that  the  Corporation  be  continued  from  British

Columbia  into  Ontario,  effect  a  name  change  to  the  name  Quantitative  Alpha  Trading  Inc.  by way of the filing of Articles of Continuance and adopt a new general by-law. The shareholders of the  Corporation  will  be  asked  to  consider  and  if  thought  fit,  approve  a  special  resolution  to continue the Corporation from British Columbia into Ontario under the name Quantitative Alpha

Trading  Inc.,  authorize  the  filing  of  the  Articles  of  Continuance,  apply  to  the  Registrar  of

Corporations  (Ontario)  to  permit  the  continuance  and  to  the  Registrar  of  Companies  (B.C.)  to

DM_TOR/286344-00002/4367671.4C

permit  the  continuance  and  to  adopt  a  new  general  by-law  in  substantially  the  form  of  text attached hereto as Schedule D.

The  shareholders  of  the  Corporation  will  be  asked  to  consider,  and  if  thought  fit,  to  pass the following resolution:

“BE IT RESOLVED THAT:

(i)

the  continuance  of  the  Corporation  from  British  Columbia  into  Ontario  under  the name  Quantitative  Alpha  Trading  Inc.  as  described  in  the  Information  Circular  of the  Corporation  dated  February  28,  2011  and  the  filing  of  articles  of  continuance

substantially   in   the   form   annexed   thereto   as   Schedule   C   be   and   is   hereby

approved, adopted, ratified and confirmed;

(ii)

the  Corporation  is  hereby  authorized  and  directed  to  apply  to  the  Registrar  of

Corporations  (Ontario)  to  permit  the  continuance  in  accordance  with  section  180

of   the   Ontario   Business   Corporations   Act   as   if   the   Corporation   had   been

incorporated under the laws of Ontario;

(iii)      the  Corporation  is  hereby  authorized  and  directed  to  apply  to  the  Registrar  of

Companies (B.C.) to permit the continuance in accordance with section 308 of the

British Columbia Corporations Act;

(iv)

the  adoption  of  a  new  general  by-law  as  described  in  the  Information  Circular  of the  Corporation  dated  February  28,  2011  be  and  is  hereby  approved,  adopted,

ratified and confirmed; and

(v)

any  one  director  or  officer  of  the  Corporation  be  authorized  to  make  all  such arrangements, to do all acts and things, to amend the articles of the Corporation to comply  with  the  Ontario  Business  Corporations  Act  and  to  sign  and  execute  all documents  and  instruments  in  writing,  whether  under  corporate  seal  or  otherwise,

as  may  be  considered  necessary  or  advisable  to  give  full  force  and  effect  to  the foregoing.”

The special resolution must be approved by a majority approval of not less than two thirds of the votes cast at the Meeting by the holders of Common Shares.

If  named  as  proxy,  the  management  designees  intend  to  vote  the  Common  Shares represented by such proxy for approval of the continuance of the Corporation from British

Columbia  into  Ontario  under  the  name  Quantitative  Alpha  Trading  Inc.,  the  filing  of  the

Articles of Continuance, the applications to the  Registar  of  Corporations  (Ontario)  and  the

Registrar  of  Companies  (British  Columbia)  to  permit  the  continuance  and  the  adoption  of a new general by-law, unless otherwise directed in the instrument of proxy.

If  the  Special  Resolution  approving  the  continuance  is  approved  by  the  special  majority,

any  shareholder  of  the  Corporation  may  send  a  notice  of  dissent,  pursuant  to  section  309  of  the

BCBCA.   A dissenting shareholder is entitled to be paid for the fair market value of the shares in accordance with section 185 of the OBCA,

DM_TOR/286344-00002/4367671.4C

VI.

RATIFICATION OF THE LONG-TERM INCENTIVE PLAN

The   Board   of   Directors   recommends   the   adoption   of   a   long-term   incentive   plan.

Shareholders  will  be  asked  to  consider  and  if  thought  fit,  approve  an  ordinary  resolution  to approve  the  adoption  of  the  Corporation’s  long-term  incentive  plan  (the  “LTIP”).  The  full  text of the LTIP is attached as Schedule E hereto.

The  shareholders  of  the  Corporation  will  be  asked  to  consider,  and  if  thought  fit,  to  pass the following resolution:

“BE IT RESOLVED THAT:

(i)

the  long-term  incentive  plan  of  the  Corporation  as  described  in  the  Information

Circular  of  the  Corporation  dated  February  28, 2011  be  and  is  hereby  approved,

adopted, ratified and confirmed; and

(ii)

any  one  director  or  officer  of  the  Corporation  be  authorized  to  make  all  such arrangements,  to  do  all  acts  and  things  and  to  sign  and  execute  all  documents  and instruments  in  writing,  whether  under  corporate  seal  or  otherwise,  as  may  be considered necessary or advisable to give full force and effect to the foregoing.”

The  resolution  must  be  approved  by  a  simple  majority  approval  of  the  votes  cast  at the Meeting by the holders of Common Shares.

If  named  as  proxy,  the  management  designees  intend  to  vote  the  Common  Shares represented by such proxy for approval of the long-term incentive plan of the Corporation,

unless otherwise directed in the instrument of proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Definitions:

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the company,

or   acted   in   a   similar   capacity,   for   any   part   of   the   most   recently   completed

financial year;

“CFO”   means   an   individual   who   acted   as   chief   financial   officer   of   the

Corporation,  or  acted  in  a  similar  capacity,  for  any  part  of  the  most  recently completed financial year;

“company”  includes  other  types  of  business  organizations  such  as  partnerships,

trusts and other unincorporated business entities;

DM_TOR/286344-00002/4367671.4C

“equity  incentive  plan”  means  an  incentive  plan,  or  portion  of  an  incentive  plan,

under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“Handbook”   means   the   Handbook   of   the   Canadian   Institute   of   Chartered

Accountants, as amended from time to time;

“incentive   plan”   means   any   plan   providing   compensation   that   depends   on

achieving   certain   performance   goals   or   similar   conditions   within   a   specified

period;

“incentive  plan  award”  means  compensation  awarded,  earned,  paid,  or  payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)

a CEO;

(b)

a CFO;

(c)

each  of  the  three  most  highly  compensated  executive  officers,  or  the  three most  highly  compensated  individuals  acting  in  a  similar  capacity,  other

than   the   CEO   and   CFO,   at   the   end   of   the   most   recently   completed

financial   year   whose   total   compensation   was,   individually,   more   than

$150,000,  as  determined  in  accordance  with  subsection 1.3(6)  of  National

Instrument 51-102, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that  the  individual  was  neither  an  executive  officer  of  the  company,  nor acting in a similar capacity, at the end of that financial year;

“non-equity  incentive  plan”  means  an  incentive  plan  or  portion  of  an  incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options,

including,   for   greater   certainty,   share   options,   share   appreciation   rights,   and

similar instruments that have option-like features;

“plan”  includes  any  plan,  contract,  authorization,  or  arrangement,  whether  or  not set  out  in  any  formal  document,  where  cash,  securities,  similar  instruments  or  any other property may be received, whether for one or more persons;

“share-based  award”  means  an  award  under  an  equity  incentive  plan  of  equity-

based  instruments  that  do  not  have  option-like  features,  including,  for  greater certainty,  common  shares,  restricted  shares,  restricted  share  units,  preferred  share units,  phantom  shares,  phantom  share  units,  common  share  equivalent  units,  and stock.

DM_TOR/286344-00002/4367671.4C

Given  the  Corporation’s  current  size  and  stage  of  development,  the  Board  of  Directors has not appointed a formal compensation committee, however it is the Board of Directors’ policy

that   management   directors   are   required   to   abstain   from   voting   in   respect   of   their   own

compensation   thereby   providing   the   independent   members   of   the   Board   of   Directors   with

considerable   input   as   to   executive   compensation.   The   Board   of   Directors’   compensation

philosophy  is  aimed  at  attracting  and  retaining  quality  and  experienced  people  with  established records  in  managing  and  maintaining  public  companies  which  is  critical  to  the  success  of  the

Corporation.  These  key  persons  create  the  framework  for  future  success  and  later  will  share  in any success of the Corporation. Such a reward system supports the Corporation’s commitment to delivering strong performance for the Shareholders. At the present time the Corporation does not have a compensation program in place for its NEOs or directors, as is evidenced by the Summary

Compensation  Table,  below.  See  also  Compensation  of  Directors,  later  in  this  Information

Circular.

The  Board  of  Directors  reviews  on  an  annual  basis  the  corporate  goals  and  objectives

relevant   to   executive   compensation,   and   determines   if   a   compensation   package   should   be

implemented.  The  Board  of  Directors  also  takes  into  consideration  the  Corporation’s  overall performance,  shareholder  returns,  the  value  of  similar  incentive  awards  to  executive  officers  at comparable  companies  and  the  awards  given  to  executive  officers  in  past  years.  The  Board  of

Directors intends to make awards to senior officers including NEOs and directors under the LTIP subject to the approval of the LTIP by shareholders.

Summary Compensation Table

The  following  table  provides  a  summary  of  the  total  compensation  for  the  three  most recently  completed  financial  years  paid  to  the  Named  Executive  Officers:  the  President  and

CEO,  and  the  CFO  and  the  three  most  highly  compensated  executive  officers,  other  than  the

CEO  and  CFO  of  the  Corporation.  No  other  executive  officer  of  the  Corporation  or  any  of  its subsidiaries  received  total  compensation  in  excess  of  $150,000  in  respect  of  the  financial  year ended December 31, 2010.

Non-Equity Incentive

Plan Compensation

($)

Share-

Option-

Name and

Based

Based

Annual

Long-term

Pension

All Other

Total

Principal

Year

Salary

Awards

Awards(1)

Incentive

Incentive

Value

Compensation

Compensation

    Position

Ended

 ($)

      ($)

($)

      Plans

      Plans

 ($)

($)

($)

Michael

2010

N/A

520,625

N/A

N/A

N/A

N/A

N/A

520,625

Boulter,

Common

Common Shares

President

Shares

and Interim

CEO(1)

DM_TOR/286344-00002/4367671.4C

Non-Equity Incentive

Plan Compensation

($)

Share-

Option-

Name and

Based

Based

Annual

Long-term

Pension

All Other

Total

Principal

Year

Salary

Awards

Awards(1)

Incentive

Incentive

Value

Compensation

Compensation

    Position

Ended

 ($)

      ($)

($)

      Plans

      Plans

 ($)

($)

($)

Alex

2010

N/A

N/A

N/A

N/A

N/A

N/A

75,165.09(6)

75,165.09

Bogdan

Chief

Technology

Officer

Rana Vig

2010

$30,000

N/A

Nil

N/A

N/A

N/A

N/A

$30,000

Vice-

President,

Corporate

Operartions

Lucky

2010

N/A

N/A

N/A

N/A

N/A

N/A

N/A

N/A

Janda(2)

2009

N/A

N/A

N/A

N/A

N/A

N/A

$48,229 finders

$264,979

CEO,

fees to 849928

President

BC Ltd..(3)

$22,750

management fees

to Cambrel

Industries Ltd.(3)\

$45,000

management fees

to INFA

Investment Ltd.(3)

$39,000

consulting fees to

Cambrel

Industries Ltd..(3)

$50,000 property

research fees to

Forbes and

Manhattan BC

Ltd..(3)

$60,000 rent to

Cambrel

Industries Ltd..(3)

2008

N/A

N/A

N/A

N/A

N/A

N/A

N/A

N/A

Sandeep

2010

N/A

N/A

Nil

N/A

N/A

N/A

N/A

$3,000

Poonia

2009

N/A

N/A

N/A

N/A

N/A

N/A

$3,000 director’s

$3,000

President(4)

fees

DM_TOR/286344-00002/4367671.4C

Non-Equity Incentive

Plan Compensation

($)

Share-

Option-

Name and

Based

Based

Annual

Long-term

Pension

All Other

Total

Principal

Year

Salary

Awards

Awards(1)

Incentive

Incentive

Value

Compensation

Compensation

    Position

Ended

 ($)

      ($)

($)

      Plans

      Plans

 ($)

($)

($)

Parmjeet

2009

N/A

N/A

N/A

N/A

N/A

N/A

$3,000 director’s

$3,000

Johal

fees

Harpreet

2009

N/A

N/A

N/A

N/A

N/A

N/A

$3,000 director’s

$3,000

Janda

fees

Chief

2008

N/A

N/A

N/A

N/A

N/A

N/A

N/A

N/A

Financial

Officer

Curt Huber

2009

N/A

N/A

N/A

N/A

N/A

N/A

N/A

N/A

President(5)

2008

N/A

N/A

N/A

N/A

N/A

N/A

N/A

N/A

Notes:

1.

Mr. Boulter became President and Interim CEO of the Company on May 15, 2010.

2.

Mr. Janda served as CEO and a director of the Corporation until October 12, 2010.

3.

Company which Mr. Janda controls and is on the Board of Directors.

4.

Mr. Sandeep Poonia served as President and a director of the Corporation until May 15, 2010.

5.

Mr. Huber resigned as President and a director of the Corporation April 8, 2009.

6.

Consulting fees paid to Dr. Bogdan.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The  Corporation  has  not  had  a  formalized  stock  option  plan  for  the  granting  of  incentive stock options to the officers, employees, consultants and Directors.

PENSION PLAN BENEFITS

The  Corporation  does  not  have  any  pension,  retirement  or  deferred  compensation  plans,

including defined contribution plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The  Corporation  has  not  entered  into  any  compensatory  plans,  contracts  or  arrangements

with   any   of   its   Named   Executive   Officers   whereby   such   officers   are   entitled   to   receive

compensation  as  a  result  of  the  resignation,  retirement  or  any  other  termination  of  employment of  the  Named  Executive  Officer  with  the  Corporation  or  from  a  change  in  control  of  the

DM_TOR/286344-00002/4367671.4C

Corporation or a change in the Named Executive Officer’s responsibilities following a change in control.

DIRECTOR COMPENSATION

Information    regarding    the    compensation    received,    including    options,    from    the

Corporation  by  any  director  who  was  also  a  Named  Executive  Officer  during  the  financial  year ended December 31, 2010 may be found under the heading “Summary Compensation Table.”

Non-management directors of the Corporation do not currently receive any compensation for  their  services  as  directors  of  the  Corporation.  The  directors  are  entitled  to  be  reimbursed  for reasonable expenditures incurred in performing their duties as directors.

Executive  officers  who  also  act  as  directors  of  the  Corporation  do  not  receive  any additional compensation for services rendered in their capacity as directors.

Director Compensation

With  the  exception  of  the  compensation  provided  to  Nikolas  Perrault  described  in  the table  below,  there  was  no  compensation  provided  to  the  directors  or  director  nominees  for  the most recently completed financial year.

Non-equity

Share-

Option-

incentive

Pensio

Fees

Based

Based

plan

n

All Other

Total

Year

Earned

Awards

Awards(1)

compensation

Value

Compensation

Compensation

Name

Ended

 ($)

      ($)

($)

($)

($)

($)

($)

Nikolas

2010

N/A

N/A

N/A

N/A

N/A

250,000 Special

250,000 Special

Perrault,

Preferred

Preferred Shares

Director

Shares(1)

2009

N/A

N/A

N/A

N/A

N/A

183,000

183,000

Common Shares

Common Shares

to Twilight

Capital(2)(3)

Notes:

1.

Private placement finder’s fee earned by Mr. Perrault prior to joining the Board of Directors.

2.

Private placement finder’s fee earned by Mr. Perrault prior to joining the Board of Directors.

3.

Company in which Nikolas Perrault controls and is on the Board of Directors.

Outstanding Share-Based Awards and Option-Based Awards

No  director  has  any  awards  outstanding  at  the  end  of  the  most  recently  completed financial year. This includes awards granted before the most recently completed financial year.

DM_TOR/286344-00002/4367671.4C

EQUITY COMPENSATION PLAN INFORMATION

As   of   December 31, 2010,   the   Corporation’s   most   recently   completed   financial   year,   the

Corporation  had  terminated  its  only  equity  compensation  plan,  being  the  plan  approved  by  the shareholders  of  the  Corporation  on  May 31, 2006,  and  no  options,  warrants  or  other  rights  were

outstanding  thereunder.   The  LTIP  has  been  proposed  for  consideration  by  shareholders  at  the

Meeting.

CORPORATE GOVERNANCE

General

Corporate   governance   relates   to   the   activities   of   the   Board   of   Directors   of   the

Corporation   (the   “Board   of   Directors”),   the   members   of   which   are   elected   by   and   are

accountable  to  the  shareholders,  and  takes  into  account  the  role  of  the  individual  members  of management  who  are  appointed  by  the  Board  of  Directors  and  who  are  charged  with  the  day  to day  management  of  the  Corporation.  The  Board  of  Directors  and  senior  management  consider

good   corporate   governance   to   be   central   to   the   effective   and   efficient   operation   of   the

Corporation.

The  Canadian  Securities  Administrators  (the  “CSA”)  have  adopted  National  Policy 58-

201  Corporate  Governance  Guidelines,  which  provides  non-prescriptive  guidelines  on  corporate

governance   practices   for   reporting   issuers   such   as   the   Corporation.   The   Corporation   has

reviewed its own corporate governance practices in light of these guidelines. In certain cases, the

Corporation’s  practices  comply  with  the  guidelines,  however,  the  Board  of  Directors  considers

that   some   of   the   guidelines   are   not   suitable   for   the   Corporation   at   its   current   stage   of

development and therefore these guidelines have not been adopted.

In   addition,   the   CSA   have   implemented   National   Instrument 58-101   Disclosure   of

Corporate   Governance   Practices   (“NI 58-101”),   which   prescribes   certain   disclosure   by   the

Corporation  of  its  corporate  governance  practices.  This  disclosure  is  presented  below.  As  a

“venture  issuer”,  as  defined  in  NI 58-101,  the  Corporation  is  required  to  make  such  disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Board of Directors - Structure and Composition

The   Board   of   Directors   currently   consists   of   four   directors,   of   whom   two   (2)   are

independent,  namely  Messrs.  Ziraldo  and  Perrault.  None  of  the  independent  directors  has  any direct  or  indirect  material  relationship  with  the  Corporation  (other  than  shareholdings)  which could, in the view of the Corporation’s Board of Directors, reasonably interfere with the exercise of  a  director’s  independent  judgment.  If  management’s  nominees  for  directors  are  elected  at  the

Meeting,  following  the  Meeting  the  Board  of  Directors  will  consist  of  nine  (9)  directors,  of whom two (3) will be independent including Messrs. Gibson, Milstein and Schaeffer.

The following prospective directors are not independent:

DM_TOR/286344-00002/4367671.4C

1.  Messrs.  Halpern  and  Apps  on  the  basis  that,  on  account  of  their  position  as  trustees  of

Alpha  Holding  Trust,  they  jointly  control  the  votes  represented  by  74,647,815   Common  Shares

of the Corporation; and

2.    Messrs.  Bogdan,  Boulter  and  McGovern  on  the  basis  that  they  also  serve  and  are employed as senior officers of the Corporation.

Board of Directors – Mandate of the Board of Directors

The  mandate  of  the  Board  of  Directors  is  to  manage  or  supervise  the  management  of  the business  and  affairs  of  the  Corporation  and  to  act  with  a  view  to  the  best  interests  of  the

Corporation.  In  doing  so,  the  Board  of  Directors  oversees  the  management  of  the  Corporation’s affairs  directly  and  through  its  Audit  Committee  (see  “Committees  of  the  Board  of  Directors”

below).  In  fulfilling  its  mandate,  the  Board  of  Directors,  among  other  matters,  is  responsible  for reviewing  and  approving  the  Corporation’s  overall  business  strategies  and  its  annual  business

plan,   reviewing   and   approving   the   annual   corporate   budget   and   forecast,   reviewing   and

approving significant capital investments outside the approved budget; reviewing major strategic initiatives  to  ensure  that  the  Corporation’s  proposed  actions  accord  with  shareholder  objectives;

reviewing  succession  planning;  assessing  management’s  performance  against  approved  business plans  and  industry  standards;  reviewing  and  approving  the  reports  and  other  disclosure  issued  to

shareholders;  ensuring  the  effective  operation  of  the   Board   of   Directors;   and   safeguarding

shareholders’   equity   interests   through   the   optimum   utilization   of   the   Corporation’s   capital

resources.  The  Board  of  Directors  also  takes  responsibility  for  identifying  the  principal  risks  of the  Corporation’s  business  and  for  ensuring  these  risks  are  effectively  monitored  and  mitigated to the extent reasonably practicable. At this stage of the Corporation’s development, the Board of

Directors  does  not  believe  it  is  necessary  to  adopt  a  written  mandate,  as  sufficient  guidance  is found  in  the  applicable  corporate  and  securities  legislation  and  regulatory  policies.  However,  as the Corporation grows, the Board of Directors will move to develop a formal written mandate.

In  keeping  with  its  overall  responsibility  for  the  stewardship  of  the  Corporation,  the

Board  of  Directors  is  also  responsible  for  the  integrity  of  the  Corporation’s  internal  control  and

management   information   systems   and   for   the   Corporation’s   policies   respecting   corporate

disclosure and communications.

The  Board  of  Directors  ordinarily  delegates  to  management,  through  the  Chief  Executive

Officer  and  Chief  Financial  Officer,  responsibility  for  meeting  defined  corporate  objectives,

implementing  approved  strategic  and  operating  plans,  carrying  on  the  Corporation’s  business  in

the   ordinary   course,   managing   the   Corporation’s   cash   flow,   evaluating   new   business

opportunities, recruiting staff and complying with applicable regulatory requirements. The Board

of   Directors   also   looks   to   management   to   furnish   recommendations   respecting   corporate

objectives, long-term strategic plans and annual operating plans.

The  Board  of  Directors  has  found  that  the  fiduciary  duties  placed  on  management  by  the

Corporation’s   governing   corporate   legislation   and   common   law   and   the   restrictions   on   an

individual director’s participation in decisions of the Board of Directors in which the director has

an   interest   under   applicable   corporate   and   securities   legislation   provide   the   “independent”

directors  with  significant  input  and  leadership  in  exercising their  responsibilities  for  independent

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oversight  of  management.  In  addition,  each  member  of  the  Board  of  Directors  understands  that he  is  entitled  to  seek  the  advice  of  an  independent  expert  if  he  reasonably  considers  it  warranted under  the  circumstances  and  the  “independent”  directors  have  the  ability  to  meet  independently of management whenever deemed necessary.

Directorships

The  following  directors  and  nominee  directors  of  the  Corporation  are  also  directors  of other reporting issuers, as described in the table below:

Name of Director

Other reporting issuer (or equivalent in a foreign jurisdiction)

Richard Schaeffer

Vocaltec

Orientation and Continuing Education of Board of Directors Members

Orientation  and  education  of  new  members  of  the  Board  of  Directors  is  conducted informally  by  management  and  members  of  the  Board  of  Directors.  The  orientation  provides background information on the Corporation’s history, performance and strategic plans.

New  directors  are  briefed  on  strategic  plans,  short,  medium  and  long  term  corporate objectives, business risks and  mitigation  strategies, corporate governance guidelines and existing company  policies.  However,  there  is  no  formal  orientation  for  new  members  of  the  Board  of

Directors,  and  this  is  considered  to  be  appropriate,  given  the  Corporation’s  size  and  current operations.

The  skills  and  knowledge  of  the  Board  of  Directors  as  a  whole  is  such  that  no  formal continuing  education  process  is  currently  deemed  required.  The  Board  of  Directors  is  comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive

experience   in   running   and   managing   public   companies.   Board   of   Directors   members   are

encouraged   to   communicate   with   management,   auditors   and   technical   consultants   to   keep

themselves  current  with  industry  trends  and  developments  and  changes  in  legislation,  with management’s  assistance.  Board  of  Directors  members  have  full  access  to  the  Corporation’s records.

Measures to Encourage Ethical Business Conduct

The Board of Directors expects management to operate the business of the Corporation in a  manner  that  enhances  shareholder  value  and  is  consistent  with  the  highest  level  of  integrity.

Management  is  expected  to  execute  the  Corporation’s  business  plan  and  to  meet  performance goals and objectives.

To  date,  the  Board  of  Directors  has  not  adopted  a  formal  written  Code  of  Business

Conduct  and  Ethics.  The  Board  of  Directors  has  found  that  the  fiduciary  duties  placed  on individual  directors  by  the  Corporation’s  governing  corporate  legislation  and  the  common  law,

as  well  as  the  restrictions  placed  by  applicable   corporate   and   securities   legislation   on   the

DM_TOR/286344-00002/4367671.4C

individual director’s participation in decisions of the Board of Directors in which the director has an  interest,  have  been  sufficient  to  ensure  that  the  Board  of  Directors  operates  independently  of management and in the best interests of the Corporation and its shareholders.

Nomination of Board of Directors Members

Given its current size and stage of development, the Board of Directors has not appointed a nominating committee and these functions are currently performed by the Board of Directors as

a   whole.   Nominees   are   generally   the   result   of   recruitment   efforts   by   Board   of   Directors

members,  including  both  formal  and  informal  discussions  among  Board  of  Directors  members and  the  President,  and  proposed  directors’  credentials  are  reviewed  in  advance  of  a  Board  of

Directors  meeting  with  one  or  more  members  of  the  Board  of  Directors  prior  to  the  proposed director’s  nomination.  It  is  anticipated  that  the  Board  of  Directors  will  establish  a  Governance and Nominating Committee for the coming year.

Composition of the Board of Directors

Members  of  the  Board  of  Directors  are  not  compensated  for  acting  as  directors,  save  for being  granted  incentive  stock  options  which  may  be  granted  pursuant  to  the  policies  of  the

Exchange  and  the  Corporation’s  LTIP.  The  Board  of  Directors  as  a  whole  determines  the  stock option grants for each director.

In  addition,  compensation  to  be  paid  to  executive  officers  who  are  also  directors  must  be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.

Board of Directors Committees

The  Board  of  Directors  is  satisfied  that  in  view  of  the  size  and  composition  of  the  Board of  Directors,  it  is  more  efficient  and  cost  effective  for  the  full  Board  of  Directors  to  perform  the duties  that  would  be  required  by  standing  committees,  other  than  the  audit  committee.  Over  the coming  year,  it  is  anticipated  that  additional  standing  and/or  ad  hoc  committees  may  be  formed as required.

Assessment of Directors, the Board of Directors and Board of Directors Committees

The  Board  of  Directors  does  not,  at  present,  have  a  formal  process  in  place  for  assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but

will   consider   implementing   one   in   the   future   should   circumstances   warrant.   Based   on   the

Corporation’s current size, its stage of development and the limited number of individuals on the

Board   of   Directors,   the   Board   of   Directors   considers   a   formal   assessment   process   to   be

inappropriate   at   this   time.   The   Board   of   Directors   plans   to   continue   evaluating   its   own

effectiveness  and  the  effectiveness  and  contribution  of  its  committees  or  individual  directors  on an ad hoc basis.

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AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee Charter is attached hereto as Schedule F.

Composition of the Audit Committee

The  Audit  Committee  was  recently  reconstituted  and  currently  consists  of  Todd  Halpern,

Nikolas  Perrault  and  Donald  Ziraldo.    The  Audit  Committee  will  be  re-constituted  after  the

Meeting.  All  of  the  Audit  Committee  members  are  independent  and  financially  literate  under

National Instrument 52-110 - Audit Committees.

Reliance on Certain Exemptions

The   Corporation   is   relying   upon   the   exemption   granted   in   section 6.1   of   National

Instrument 52-110 - Audit Committees as a Venture Issuer.

Pre-Approval Policies and Procedures

Under   the   policy,   the   Audit   Committee   shall   approve   all   non-audit   services   to   be

provided  by  the  independent  auditor  prior  to  the  services  being  performed,  including  the  amount of  any  related  fees.  To  the  extent  deemed  necessary  by  the  Audit  Committee,  it  shall  have  the authority  to  engage  outside  counsel  and/or  independent  accounting  consultants  to  review  any matter under its responsibility.

External Auditor Service Fees (By Category)

The  following  table  provides  information  about  the  fees  billed  to  the  Corporation  for professional  services  rendered  by  ACAL  Group,  Chartered  Accountants  and  Grant  Thornton

LLP  during  fiscal  year  2009  and  2010.  These  fees  were  paid  or  estimated  to  be  payable  for services in the year indicated:

2010

2009

Grant Thornton LLP

ACAL Group, Chartered Accountants

($)

 ($)

Audit Fees(1)

$45,000 (est)

$17,000

Audit-Related Fees(2)

0

0

Tax Fees(3)

0

$950

All Other Fees(4)

0

$3,000

Total:(5)

$45,000

$20,950

Notes:

1.

Audit  fees  were  for  professional  services  rendered  for  the  audit  of  the  Corporation’s  annual  consolidated  financial statements as well as services provided in connection with statutory and regulatory filings.

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2.

Audit-related fees are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements.

3.

Professional services rendered for tax compliance, tax advice and tax planning.

4.

All other fees performed by the Corporation’s auditors.

5.

These  fees  only  represent  professional  services  rendered  and  do  not  include  any  out-of  -pocket  disbursements  or  fees associated  with  filings  made  on  the  Corporation’s  behalf.  These  additional  costs  are  not  material  as  compared  to  the  total professional services fees for each year.

When  active,  the  Audit  Committee  ordinarily  meets  with  the  Corporation’s  auditors regularly,  independent  of  management,  and  has  direct  communication  channels  with  the  external auditors to discuss and review specified issues as appropriate.

At  no  time  since  the  commencement  of  the  Corporation’s  most  recently  completed financial  year  was  a  recommendation  of  the  Committee  to  nominate  or  compensate  an  external auditor not adopted by the Board of Directors.

MANAGEMENT CONTRACTS

Management  functions  of  the  Corporation  are  performed  by  the  directors  and  senior officers  of  the  Corporation  and  are  not  to  any  substantial  degree  performed  by  any  other  person or corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No  Person  has  any  material  interest,  direct  or  indirect,  by  way  of  beneficial  ownership  of securities  or  otherwise,  in  matters  to  be  acted  upon  at  the  Meeting  other  than  the  election  of directors  and  approval  of  the  long-term  incentive  plan.  For  the  purpose  of  this  paragraph,

“Person”  shall  include  each  person:  (a) who  has  been  a  director  or  executive  officer  of  the

Corporation  at  any  time  since  the  commencement  of  the  Corporation’s  last  financial  year;

(b) who  is  a  proposed  nominee  for  election  as  a  director  of  the  Corporation;  or  (c) who  is  an associate or affiliate of a person included in subparagraphs (a) or (b).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since  the  commencement  of  the  Corporation’s  most  recently  completed  financial  period,

no  informed  person  of  the  Corporation,  nominee  for  director  or  any  associate  or  affiliate  of  an informed  person  or  nominee,  had  any  material  interest,  direct  or  indirect,  in  any  transaction  or

any   proposed   transaction   which   has   materially   affected   or   would   materially   affect   the

Corporation.   An   “informed   person”   means:   (a) a   director   or   executive   officer   of   the

Corporation;  (b) a  director  or  executive  officer  of  a  person  or  company  that  is  itself  an  informed person  or  subsidiary  of  the  Corporation;  (c) any  person  or  company  who  beneficially  owns,

directly  or  indirectly,  voting  securities  of  the  Corporation  or  who  exercises  control  or  direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting  rights  other  than  voting  securities  held  by  the  person  or  company  as  underwriter  in  the course  of  a  distribution;  and  (d) the  Corporation  itself,  if  and  for  so  long  as  it  has  purchased,

redeemed or otherwise acquired any of its shares.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No  individual  who  is  or,  at  any  time  during  the  most  recently  completed  financial  year was, a director or executive officer of the Corporation, and no person who is a proposed nominee for election as a director of the Corporation, and no associate of any of the foregoing is, or at any time  since  the  beginning  of  the  most  recently  completed  financial  year  had  been  (i) indebted  to the  Corporation,  or  (ii) indebted  to  another  entity  where  such  indebtedness  was  the  subject  of  a guarantee,  support  agreement,  letter  of  credit  or  other  similar  arrangement  or  understanding provided by the Corporation.

As  of  February  28, 2011,  no  executive  officer,  director,  employee  or  former  executive

officer,   director   or   employee   of   the   Corporation   was   (i) indebted   to   the   Corporation,   or

(ii) indebted  to  another  entity  where  such  indebtedness  was  the  subject  of  a  guarantee,  support

agreement,   letter   of   credit   or   other   similar   arrangement   or   understanding   provided   by   the

Corporation.

ADDITIONAL INFORMATION

Financial  information  will  be  provided  in  the  Corporation’s  audited  annual  financial statements  and  accompanying  managements’  discussion  and  analysis  (“MD&A”)  for  the  year ended  December 31, 2010.  The  2010  audited  annual  financial  statements  and  MD&A  will  be mailed to registered shareholders that have requested them.

Additional  information  relating  to  the  Corporation  is  available  on  the  SEDAR  website  at

www.sedar.com   or   may   be   obtained   by   contacting   the   Corporation   at   its   business   office

5250 Satellite  Drive,  Unit 22,  Mississauga,  Ontario,  L4W  5G5,  or  by  telephone  at  (416)  629

1333.

GENERAL

The  contents  and  sending  of  this  Information  Circular  have  been  approved  by  the  Board of  Directors  of  the  Corporation.  Unless  otherwise  stated,  the  information  contained  herein  is given as of the 28th day of February, 2011.

DATED as of the 28th day of February, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Boulter”

Michael Boulter, President, Chief Operating Officer and

Interim Chief Executive Officer

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